United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT
Date of Event: February 22, 2008
PROMAX COMMUNICATIONS,INC. (Exact name of registrant as specified in its charter)
2500 Anthem Village Drive, Suite B-1, Henderson, Nevada 89052 (Address of Principal Executive Offices)
Registrant's telephone number, including area code: (702)588-5965
Yukon Territory, Canada (State or other jurisdiction of incorporation)	0-225820 (Commission File Number)	None (IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  form is  also  thereby  furnishing  the  information  to the Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of 1934.)
Yes	No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :

At a meeting of the Board of Directors on February 22, 2008, the following changes were made to the Company’s officers and directors:

Judith Logan resigned as a Director

Jerry Ludeman resigned as the Secretary

Erik S. Nelson was appointed as the Secretary, Chief Financial Officer and a Director.

Signature

Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned hereunto duly authorized.

Promax Communications, Inc.
(aka SIPP INDUSTRIES, INC.)

By: /s/ Leon J. Dana

Leon J. Danna
Chief Executive Officer

Date: February 28, 2008